Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 7, 2021
and Prospectus Supplements dated June 11, 2021, July 20, 2021, August 17, 2021, September 17, 2021, October 19, 2021, November 18, 2021, December 14, 2021, December 17, 2021, January 18, 2022 and February 16, 2022)	March 16, 2022

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”), the prospectus supplement dated July 20, 2021 (the “Second Prospectus Supplement”), the prospectus supplement dated August 17, 2021 (the “Third Prospectus Supplement”), the prospectus supplement dated September 17, 2021 (the “Fourth Prospectus Supplement”), the prospectus supplement dated October 19, 2021 (the “Fifth Prospectus Supplement”), the prospectus supplement dated November 18, 2021 (the “Sixth Prospectus Supplement”), the prospectus supplement dated December 14, 2021 (the “Seventh Prospectus Supplement”), the prospectus supplement dated December 17, 2021 (the “Eighth Prospectus Supplement”), the prospectus supplement dated January 18, 2022 (the “Ninth Prospectus Supplement”), the prospectus supplement dated February 16, 2022 (the “Tenth Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement, the Fourth Prospectus Supplement, the Fifth Prospectus Supplement, the Sixth Prospectus Supplement, the Seventh Prospectus Supplement, the Eighth Prospectus Supplement, the Ninth Prospectus Supplement, the Tenth Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to March 15, 2022, we sold a total of 2,518,962 shares of common stock at a weighted average price of $14.23 per share under the Equity Distribution Agreement (the “At-the-Market offering”). The net proceeds as a result of these sales of common stock were approximately $35.4 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

February 2022 Financial Update
On March 16, 2022, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of February 28, 2022 is between $13.02 and $13.12. This estimate is not a comprehensive statement of our financial condition or results for the month ended February 28, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2022, which will be reported in our Semi-Annual Report on Form N-CSR.
We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. To the extent the Company’s portfolio investments are adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.
The preliminary financial data included in this February 2022 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

First Quarter 2022 Highlights and Financial Results
HIGHLIGHTS
•Net investment income (“NII”) of $2.5 million, or $0.33 per common share, for the fiscal quarter ended January 31, 2022. This compares to NII of $0.38 per common share for the fiscal quarter ended October 31, 2021.
•Core net investment income (“Core NII”)1 of $6.0 million, or $0.78 per common share, for the fiscal quarter ended January 31, 2022. This compares to Core NII of $5.1 million, or $0.69 per common share, for the fiscal quarter ended October 31, 2021.
•On March 1, 2022, OFS Credit’s board of directors declared a quarterly distribution of $0.55 per share of common stock for the quarter ending April 30, 2022. The distribution is payable on April 29, 2022 in cash or shares of our common stock to stockholders of record as of March 15, 2022. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.
•As of January 31, 2022, the weighted average effective yield of our investment portfolio at amortized cost was 14.12%.
•During the fiscal quarter ended January 31, 2022, we redeemed $21.3 million of 6.875% Series A Term Preferred Stock and issued $35.0 million of 5.25% Series E Term Preferred Stock.

SELECTED FINANCIAL HIGHLIGHTS	For the Fiscal Quarter Ended
	January 31, 2022	October 31, 2021
Net Investment Income Per Share
Net investment income per share	$0.33	$0.38

Net Realized/Unrealized Gain (Loss) Per Share
Loss per share on redemption of preferred stock	$(0.05)	$—
Net unrealized appreciation on investments per share (2)	—	0.14
Net realized/unrealized gain (loss) per share	$(0.05)	$0.14

Earnings Per Share
Earnings per share	$0.28	$0.52

Net Asset Value Per Share
Net asset value per share	$13.72	$14.00

Core NII Per Share
Net investment income per share	$0.33	$0.38
CLO equity adjustments per share	0.45	0.31
Core NII per share	$0.78	$0.69
(1) Non-GAAP Financial Measure - Core NII
On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our non-GAAP measures may differ from similar measures used by other companies, even if similar terms are utilized to identify such measures. This measure is not provided as a substitute for GAAP NII, but in addition to it. Core NII represents GAAP NII adjusted for net interest cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in determining the quality of the Company's financial performance, estimating taxable income, identifying trends in its results and providing meaningful period-to-period comparisons.
For GAAP purposes, interest income from investments in the “equity” class securities of CLO vehicles is recognized in accordance with the effective interest method, which is based on periodic estimates of cash flows from the estimate date through the expected redemption dates of the investments, and the investments' then-current amortized cost. The result is an effective yield for the investments that differs from the actual cash received. The effective yield is recognized as an increase to the amortized cost of the investment, and distributions received are recognized as a reduction in the amortized cost basis. Accordingly, interest income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions received by the Company during the period (referred to as “CLO equity adjustments”).
Our measure of Core NII utilizes the interest account waterfall distributions of the underlying CLOs, determined by the underlying CLOs’ trustees in accordance with the applicable CLO indentures, in lieu of the GAAP measure of effective-yield interest income. Management believes this measure to be informative of the cash component of taxable income expected to be reported to us by the underlying CLOs. However, such taxable income may also include non-cash components—such as the amortization of discounts or premiums on the underlying CLOs’ commercial loan investments and the amortization of deferred debt issuance costs on the underlying CLOs’ debt obligations—as well as realized capital gains or losses resulting from the underlying CLOs' trading activities, which are generally retained in the principal account of (i.e., not distributed by) the underlying CLOs and may be impacted by tax attribute carry-over (e.g., loss carry-forwards) within the CLO vehicles. Moreover, the taxable income we recognize may also be influenced by differences between our fiscal year end and the fiscal year end of any of the CLOs in which we invest, the legal form of the CLO vehicles, and other factors.
For the Company to continue to qualify for tax treatment as a regulated investment company for U.S. federal income tax purposes, we are required, among other things, to distribute annually at least 90% of our investment company taxable income. Thus, management monitors Core NII as an indication of our estimated taxable income for a reporting period. We can offer no assurance that these estimates will reflect the final amount or tax character of our earnings, which cannot be determined until we receive tax reports from the underlying CLOs and prepare our tax returns following the close of our fiscal year. We also note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

	For the Fiscal Quarter Ended January 31, 2022
	Amount	Per Common Share Amount
Net investment income	$2,530,521	$0.33
CLO equity adjustments	3,517,514	0.45
Core NII	$6,048,035	$0.78
(2) Amount rounds to less than a $0.01 per share for the fiscal quarter ended January 31, 2022.

DISTRIBUTIONS
On March 1, 2022, our board of directors declared the following distribution on shares of our common stock.

Record Date	Payable Date	Distribution Per Common Share (3)
March 15, 2022	April 29, 2022	$0.55
(3) The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation.

PORTFOLIO AND INVESTMENT ACTIVITIES
($ in millions)
The total fair value of our investment portfolio was $167.7 million at January 31, 2022, which was equal to approximately 96% of amortized cost.

Portfolio Overview	At January 31, 2022	At October 31, 2021
Investment portfolio, at fair value	$167.7	$149.7
Total number of portfolio companies	61	57
Weighted-average effective yield	14.12%	14.35%

	For the Fiscal Quarter Ended
Portfolio Activity	January 31, 2022	October 31, 2021
Investments in subordinated notes	$8.0	$19.2
Investments in loan accumulation facilities	$16.0	$9.9
RESULTS OF OPERATIONS
Interest Income
For the fiscal quarter ended January 31, 2022, interest income increased to $5.8 million compared to $5.7 million in the prior quarter. The increase in interest income was due to the deployment of new capital into subordinated notes and CLO loan accumulation facilities, partially offset by a slight decrease in the portfolio's weighted effective yield to 14.12% from 14.35% at October 31, 2021.
Expenses
For the fiscal quarter ended January 31, 2022, total expenses of $3.3 million increased $0.4 million compared to the prior quarter primarily due to an increase in interest expense and administration fees.
Net realized and unrealized gain (loss)
For the fiscal quarter ended January 31, 2022, net realized and unrealized losses of $0.4 million was primarily due to the loss on early extinguishment of preferred stock related to the redemption of $21.3 million in aggregate principal amount of our 6.875% Series A Term Preferred Stock due in March 2024.

OFS Credit Company, Inc.
Statement of Assets and Liabilities
January 31, 2022
(unaudited)

Assets:
Investments at fair value (amortized cost of $174,751,480)	$167,653,641
Cash	6,001,823
Interest receivable	630,896
Other assets	230,686
Total assets	174,517,046

Liabilities:
Preferred stock (net of deferred debt issuance costs of $1,958,664)	62,041,336
Payable to adviser and affiliates	2,351,677
Accrued professional fees	226,121
Other liabilities	155,177
Total liabilities	64,774,311

Commitments and contingencies

Net assets	$109,742,735

Net assets consists of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 7,999,063, shares issued and outstanding as of January 31, 2022	$7,999
Paid-in capital in excess of par	100,080,637
Total distributable earnings	9,654,099
Total net assets	$109,742,735

Net asset value per share	$13.72

Statement of Operations
Three Months Ended January 31, 2022
(unaudited)

Three Months Ended January 31, 2022
Investment income:
Interest income	$5,832,491

Operating expenses:
Interest expense	982,344
Management fees	766,245
Incentive fees	632,630
Administration fees	550,130
Professional fees	199,362
Board of directors fees	45,000
Other expenses	126,259
Total operating expenses	3,301,970

Net investment income	2,530,521

Net realized and unrealized gain (loss)
Loss on redemption of preferred stock	(384,729)
Net unrealized appreciation on investments	10,673
Net realized and unrealized gain (loss)	(374,056)

Net increase in net assets resulting from operations	$2,156,465

SCHEDULE OF INVESTMENTS FOR FISCAL QUARTER ENDED JANUARY 31, 2022

On March 11, 2022, the Company filed its monthly report on Form N-PORT for the month ended January 31, 2022, which included the Schedule of Investments for the fiscal quarter ended January 31, 2022. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Structured Finance Notes (2)
Allegro CLO VII, Ltd.
Subordinated Notes	8.49%	2/14/2019	6/13/2031	$3,100,000	$2,025,448	$1,592,462	1.5%

Allegro CLO 2021-2, Ltd.
Subordinated Notes	14.79%	8/23/2021	10/15/2034	5,000,000	4,033,764	4,202,052	3.9

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	15.68%	10/5/2018	4/13/2031	2,100,000	1,469,167	1,516,603	1.5

Apex Credit CLO 2020 Ltd.
Subordinated Notes	10.55%	11/16/2020	10/20/2031	6,170,000	5,071,505	5,092,082	4.7

Apex Credit CLO 2021 Ltd.
Subordinated Notes	13.29%	5/28/2021	7/18/2034	7,140,000	5,775,827	5,529,101	5.0

Atlas Senior Loan Fund IX Ltd.
Subordinated Notes (4) (6)	0.00%	10/5/2018	4/20/2028	1,200,000	484,707	287,586	0.3

Atlas Senior Loan Fund X Ltd.
Subordinated Notes	4.14%	10/5/2018	1/15/2031	5,000,000	2,588,534	1,698,943	1.5

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	15.68%	9/20/2021	10/20/2034	6,000,000	5,024,750	5,248,551	4.8

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Battalion CLO IX Ltd.
Income Notes	17.34%	10/10/2018	7/15/2031	1,079,022	682,008	626,480	0.6
Subordinated Notes	17.34%	10/10/2018	7/15/2031	1,770,978	1,119,279	1,028,312	0.9
				2,850,000	1,801,287	1,654,792	1.5
Battalion CLO XI Ltd.
Subordinated Notes	20.87%	3/20/2019	10/24/2029	5,000,000	4,012,205	4,431,484	4.0

Battalion CLO XIX Ltd.
Subordinated Notes	22.77%	3/16/2021	4/15/2034	5,000,000	2,990,994	3,590,027	3.3

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	18.23%	9/18/2019	1/15/2030	3,701,700	2,530,617	2,507,363	2.3

Crown Point CLO 4 Ltd.
Subordinated Notes	9.20%	3/22/2019	4/20/2031	5,000,000	3,544,051	2,694,227	2.5

Dryden 30 Senior Loan Fund
Subordinated Notes	30.46%	10/5/2018	11/15/2028	1,000,000	349,574	354,029	0.3

Dryden 38 Senior Loan Fund
Subordinated Notes	11.67%	10/5/2018	7/15/2030	2,600,000	1,514,380	1,377,290	1.3

Dryden 41 Senior Loan Fund
Subordinated Notes	11.22%	10/5/2018	4/15/2031	2,600,000	1,257,223	1,112,086	1.0

Dryden 53 CLO, Ltd.
Income Notes	14.45%	10/5/2018	1/15/2031	3,200,000	2,005,413	1,882,560	1.7
Subordinated Notes	17.93%	10/1/2019	1/15/2031	500,000	294,704	294,133	0.3
				3,700,000	2,300,117	2,176,693	2.0
Dryden 60 CLO, Ltd.
Subordinated Notes	14.40%	4/23/2021	7/15/2031	5,950,000	4,681,637	4,658,760	4.2

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Dryden 76 CLO, Ltd.
Subordinated Notes	18.49%	9/27/2019	10/20/2032	2,250,000	1,660,573	1,867,226	1.7

Dryden 87 CLO, Ltd.
Subordinated Notes	16.06%	6/2/2021	5/20/2034	5,000,000	4,471,191	4,519,708	4.1

Dryden 95 CLO, Ltd.
Subordinated Notes	14.54%	7/29/2021	8/20/2034	6,000,000	5,400,977	5,540,578	5.0

Elevation CLO 2017-7, Ltd.
Subordinated Notes	9.30%	10/5/2018	7/15/2030	4,750,000	2,844,008	2,388,683	2.2

Elevation CLO 2017-8, Ltd.
Subordinated Notes	7.69%	10/5/2018	10/25/2030	2,000,000	1,142,172	920,090	0.8

Elevation CLO 2021-12, Ltd.
Subordinated Notes	18.07%	5/26/2021	4/20/2032	3,500,000	2,484,127	2,536,992	2.3

Elevation CLO 2021-13
Subordinated Notes	17.91%	6/9/2021	7/15/2034	6,026,765	4,572,379	5,027,335	4.6

Elevation CLO 2021-14, Ltd.
Subordinated Notes	16.05%	10/29/2021	10/20/2034	7,237,500	6,144,969	6,373,422	5.8

Elevation CLO 2021-15, Ltd.
Subordinated Notes	16.91%	12/6/2021	12/5/2035	9,000,000	6,431,456	6,431,456	5.9

Flatiron CLO 2017-1, Ltd.
Subordinated Notes	23.44%	3/22/2019	5/15/2030	3,000,000	1,947,122	2,138,195	1.9

Flatiron CLO 18 Ltd.
Subordinated Notes	14.80%	10/5/2018	4/17/2031	4,500,000	3,343,783	3,277,602	3.0

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets

Greenwood Park CLO, Ltd.
Subordinated Notes	11.31%	10/5/2018	4/15/2031	4,000,000	2,826,400	2,730,724	2.5

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	14.01%	3/20/2019	7/20/2031	3,000,000	2,024,214	1,671,824	1.5

HarbourView CLO VII-R, Ltd.
Subordinated Notes (4) (6)	0.00%	10/5/2018	11/18/2026	3,100,000	1,886,533	97,584	0.1

Jamestown CLO XVI, Ltd.
Subordinated Notes	19.81%	7/29/2021	7/25/2034	3,500,000	2,347,549	2,758,008	2.5

LCM 31 CLO
Mezzanine debt - Class E	7.68%	12/18/2020	1/20/2032	250,000	247,955	249,169	0.2
Subordinated Notes	21.03%	12/18/2020	1/20/2032	1,350,000	986,363	1,123,580	1.0
				1,600,000	1,234,318	1,372,749	1.2
Madison Park Funding XXIII, Ltd.
Subordinated Notes	16.97%	10/5/2018	7/27/2047	4,000,000	2,678,083	2,748,437	2.5

Madison Park Funding XXIX, Ltd.
Subordinated Notes	15.48%	12/22/2020	10/18/2047	1,000,000	689,323	704,721	0.6

Marble Point CLO X Ltd.
Subordinated Notes	5.49%	10/5/2018	10/15/2030	7,000,000	3,977,207	2,808,600	2.6

Marble Point CLO XI Ltd.
Income Notes	0.93%	10/5/2018	12/18/2047	1,500,000	902,911	533,652	0.5

Marble Point CLO XX, Ltd.
Subordinated Notes	14.89%	4/9/2021	4/23/2051	5,125,000	4,009,736	4,103,561	3.7

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Marble Point CLO XXI, Ltd.
Subordinated Notes	14.48%	8/24/2021	10/17/2051	5,250,000	4,271,907	4,393,340	4.0

Marble Point CLO XXIII Ltd.
Subordinated Notes	14.03%	12/3/2021	1/22/2052	1,750,000	1,527,425	1,527,425	1.4

MidOcean Credit CLO VII Ltd.
Income Notes	3.83%	3/20/2019	7/15/2029	3,275,000	1,434,997	970,413	0.9

MidOcean Credit CLO VIII Ltd.
Income Notes	18.42%	1/14/2019	2/20/2031	3,225,000	2,182,343	2,102,220	1.9

MidOcean Credit CLO IX Ltd.
Income Notes	15.89%	11/21/2018	7/20/2031	3,000,000	1,858,027	1,662,762	1.5

Monroe Capital MML CLO X
Mezzanine debt - Class E	9.61%	3/10/2021	8/20/2031	1,000,000	987,498	1,000,070	0.9

Niagara Park CLO, Ltd.
Subordinated Notes	19.33%	11/8/2019	7/17/2032	4,500,000	3,477,844	3,994,849	3.6

Octagon Investment Partners 39, Ltd.
Subordinated Notes	20.03%	2/27/2020	10/20/2030	3,600,000	2,214,753	2,343,404	2.1

Sound Point CLO IV-R, Ltd.
Subordinated Notes (4) (6)	0.00%	11/2/2018	4/18/2031	4,000,000	1,061,782	648,877	0.6

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes	6.73%	10/10/2018	10/22/2031	2,778,000	1,593,114	1,252,878	1.1

Trinitas CLO VIII
Subordinated Notes	20.03%	4/28/2021	7/20/2117	2,800,000	1,623,685	1,650,252	1.5

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets

Venture 33 CLO Limited
Subordinated Notes	10.16%	3/21/2019	7/15/2031	3,150,000	1,996,214	1,275,930	1.2

VCP CLO II
Mezzanine debt - Class E	9.43%	2/19/2021	4/15/2031	500,000	486,928	496,003	0.5

Vibrant CLO X Ltd.
Subordinated Notes	12.72%	5/23/2019	10/20/2031	8,000,000	4,629,699	3,974,098	3.6

Vibrant CLO XIII, Ltd.
Subordinated Notes	13.12%	6/3/2021	7/15/2034	5,000,000	4,176,275	4,061,647	3.7

Voya CLO 2017-4, Ltd.
Subordinated Notes	9.40%	10/5/2018	10/15/2030	1,000,000	678,579	535,888	0.5

Wind River 2015-1 CLO
Subordinated Notes	20.33%	4/28/2021	10/20/2030	2,600,000	1,274,902	1,374,624	1.3

Webster Park CLO
Subordinated Notes	18.19%	4/23/2021	1/20/2027	3,363,000	2,163,035	2,243,895	2.0

Zais CLO 3, Limited
Income Notes	5.87%	10/10/2018	7/15/2031	1,038,255	590,064	287,908	0.3
Subordinated Notes	5.87%	10/10/2018	7/15/2031	1,761,745	1,001,240	488,514	0.4
				2,800,000	1,591,304	776,422	0.7

Total Structured Finance				$221,791,965	$153,705,129	$146,560,275	133.6%

Loan Accumulation Facilities (9)
Apex Credit CLO 2021-II Ltd.
Loan accumulation facility	13.50%	7/14/2021	7/14/2022	$7,000,000	$7,000,000	$7,000,000	6.4%

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets

Brightwood Capital MM CLO 2022-1, Ltd.
Loan accumulation facility	13.50%	1/5/2022	12/31/2032	7,500,000	7,500,000	7,500,000	6.8

Dryden 98 CLO, Ltd.
Loan accumulation facility	13.50%	12/14/2021	12/13/2022	5,950,000	5,950,000	5,950,000	5.4

Total Loan Accumulation Facilities				$20,450,000	$20,450,000	$20,450,000	18.6%

Other CLO equity related investments
CLO other (8)	18.02%				$596,351	$643,366	0.6%

Total Investments				$242,241,965	$174,751,480	$167,653,641	152.8%

(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act of 1933, as amended.
(2)    Structured Finance Notes classified as income notes and subordinated notes are considered CLO subordinated debt positions. CLO subordinated debt positions are entitled to recurring distributions which are generally equal to the remaining cash flow of payments made by underlying securities less contractual payments to debt holders and fund expenses. These securities are colloquially referred to as CLO equity.
(3)    The rate disclosed on Structured Finance Note investments is the estimated effective yield, generally established at purchase and re-evaluated upon receipt of distributions, and based upon projected amounts and timing of future distributions and the projected amount and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the projected amount and timing of terminal principal payments which may be projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. As of January 31, 2022, the Company's weighted-average effective yield on its total investments, based on current amortized cost, was 14.12%.
(4)    As of January 31, 2022, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security's anticipated optional redemption, is less than current amortized cost. Projected distributions are periodically monitored and re-evaluated. All actual distributions will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security's then-current amortized cost.
(5)    The fair value of all investments was determined in good faith by the board of directors of the Company using significant, unobservable inputs.
(6)    Non-income producing.
(7)    We do not "control" and are not an "affiliate" of any of our portfolio investments, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to "control" a portfolio investment if we owned 25% or more of its voting securities and would be an "affiliate" of a portfolio investment if we owned 5% or more of its voting securities.
(8)    Fair value represents discounted cash flows associated with fees earned from CLO equity related investments.
(9) Loan accumulation facilities are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in loan accumulation facilities generally pay returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing. Income and return of capital distributions from investments in loan accumulation facilities are generally received upon the earlier of the closing of the CLO securitization or the stated expiration of the instrument. Reported yields represent the estimated yield earned on the investment since inception.